Exhibit 12.1

AMERICAN HOMES 4 RENT
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Year ended December 31,
(Amounts in thousands)	June 30, 2017	2016	2015	2014	2013 (1)	2012
Earnings:
Income (loss) from continuing operations	$26,862	$10,446	$(47,948)	$(33,092)	$(20,074)	$(10,236)
Less: equity in earnings of joint ventures	(1,623)	(860)	—	—	—	—
Add: fixed charges	62,259	133,783	98,103	33,077	10,016	—
Less: capitalized interest	(1,638)	(2,290)	(8,690)	(13,196)	(9,646)	—
Less: gain on remeasurement of equity method investment	—	—	—	—	(10,945)	—
Less: gain on conversion of Series E units	—	(11,463)	—	—	—	—
Less: remeasurement of Series E units	—	—	(2,100)	5,119	2,057	—
Less: remeasurement of preferred shares	7,050	7,020	4,830	6,158	1,810	—
Add: preferred distributions	28,869	43,264	41,067	37,528	16,223	—
Total earnings	$121,779	$179,900	$85,262	$35,594	$(10,559)	$(10,236)

Combined fixed charges and preferred distributions:
Interest expense (including amortization of loan costs)	$60,281	$130,847	$89,413	$19,881	$370	$—
Capitalized interest	1,638	2,290	8,690	13,196	9,646	—
Portion of rental expense which represents interest factor	340	646	—	—	—	—
Fixed charges	$62,259	$133,783	$98,103	$33,077	$10,016	$—
Preferred distributions (2)	28,869	43,264	41,067	37,528	16,223	—
Combined fixed charges and preferred distributions	$91,128	$177,047	$139,170	$70,605	$26,239	$—

Ratio of earnings to fixed charges	1.96	1.34	0.87	1.08	N/A	N/A

Ratio of earnings to combined fixed charges and preferred distributions	1.34	1.02	0.61	0.50	N/A	N/A

Surplus (deficiency) of earnings to fixed charges	$59,520	$46,117	$(12,841)	$2,517	$(20,575)	$(10,236)

Surplus (deficiency) of earnings to combined fixed charges and preferred distributions	$30,651	$2,853	$(53,908)	$(35,011)	$(36,798)	$(10,236)

(1)	Excludes discontinued operations.

(2)
Includes distributions of $3.2 million on Series A participating preferred shares, $2.8 million on Series B participating preferred shares, $5.2 million on Series C participating preferred shares, $8.7 million on Series D perpetual preferred shares, $7.3 million on Series E perpetual preferred shares and $1.7 million on Series F perpetual preferred shares for the six months ended June 30, 2017. Includes distributions of $6.3 million on Series A participating preferred shares, $5.5 million on Series B participating preferred shares, $10.5 million on Series C participating preferred shares, $10.6 million on Series D perpetual preferred shares, $7.4 million on Series E perpetual preferred shares and $3.0 million on Series C convertible units for the year ended December 31, 2016. Includes distributions of $6.3 million on Series A participating preferred shares, $5.5 million on Series B participating preferred shares, $10.5 million on Series C participating preferred shares and $18.8 million on Series C convertible units for the year ended December 31, 2015. Includes distributions of $6.3 million on Series A participating preferred shares, $5.7 million on Series B participating preferred shares, $6.9 million on Series C participating preferred shares and $18.6 million on Series C convertible units for the year ended December 31, 2014. Includes distributions of $1.2 million on Series A participating preferred shares, $14.9 million on Series C convertible units and $0.2 million on 3.5% convertible perpetual preferred units for the year ended December 31, 2013.